Exhibit 99.1

BIT Mining Limited Announces Unaudited Financial Results

for the Fourth Quarter and Full Year ended December 31, 2021

HONG KONG, February 17, 2022/PRNewswire/—BIT Mining Limited (NYSE: BTCM) (“BIT Mining,” “the Company,” “we,” “us,” or “our company”), a leading technology-driven cryptocurrency mining company, today reported its unaudited financial results for the fourth quarter and full year ended December 31, 2021.

Cryptocurrency Business Progress

BIT Mining has completed the transition of its business to an enterprise that covers cryptocurrency mining, data center operation and mining pool. The Company has adopted a development strategy to focus on cryptocurrency mining operations globally.

As of today, the theoretical maximum total hash rate capacity of our Ethereum mining machines is approximately 4,800.0 GH/s, of which 4,737.6 GH/s have been deployed. For the three months ended December 31, 2021, we produced 3,957 Ethereum from our Ethereum cryptocurrency mining operations, and recognized revenue of approximately US$16.5 million. As of today, we have produced 7,649 Ethereum in aggregate.

As of today, the theoretical maximum total hash rate capacity of our Bitcoin mining machines is approximately 825.4 PH/s. As of today, we have completed the migration of all of our Bitcoin mining machines to the U.S. and Kazakhstan. In the U.S., we have Bitcoin mining machines with a total hash rate capacity of 532.7 PH/s, of which 378.5 PH/s have been deployed in data centers and the remainder have been fine-tuned and are waiting to be deployed. In Kazakhstan, we have Bitcoin mining machines with a total hash rate capacity of 292.7 PH/s, of which 135.3 PH/s have been deployed in data centers and the remainder have been fine-tuned and are waiting to be deployed. For the three months ended December 31, 2021, we produced 102 Bitcoins from our Bitcoin cryptocurrency mining operations, and recognized revenue of approximately US$5.6 million. As of today, we have produced 488 Bitcoin in aggregate.

In terms of our data center business, in September 2021 we entered into a Membership Interest Purchase Agreement and certain other auxiliary agreements (the “Ohio Mining Site Agreements”) with Viking Data Centers, LLC (“Viking Data Centers”) to acquire a 51% equity interest in a cryptocurrency mining data center in Ohio (the “Ohio Mining Site”) with power capacity of up to 85 megawatts. In October 2021, we increased our investment in the Ohio Mining Site and brought its total planned power capacity up to 150 megawatts. Upon the successful execution of the increased investment, the Company’s equity interest in the Ohio Mining Site increased to 55%, and Viking Data Centers held the remaining 45%. The development of the Ohio Mining Site is expected to be completed in the first half of 2022. As of today, construction of the plant and substation has been completed, with power capacity of 50 megawatts, of which 43 megawatts is in operation. The data center in Hong Kong, with a maximum capacity of approximately 1.4 megawatts, has been operational and mining ETH since October 2021. The Company has terminated its data center construction plan in Kazakhstan, which was announced in May 2021, due to the unstable local power supply. The Company’s Bitcoin mining machines which were deployed in third-party data centers in Kazakhstan, remain in operation and have not been impacted.

On October 14, 2021, the Company announced that its mining pool subsidiary, BTC.com, would completely exit the China market, cease registering new users from China and start to retire accounts of existing users from China. The Company has been working on solutions with its existing users in China, such as migrating users’ mining machines to overseas markets so that they have access to our services in a compliant manner. In addition, price of Bitcoin and Ethereum increased compared to the third quarter, which offset the impact of exiting from China market. For the three months ended December 31, 2021, the mining pool business generated revenue of approximately US$472.9 million, increased from US$386.5 million for the third quarter of 2021.

Termination of the Online Lottery Business in Europe

The Company is in the process of terminating its online lottery business in Europe which was operated under The Multi Group (“TMG”), a subsidiary the Company acquired in July 2017. As of today, TMG has ceased all of its business operations. TMG contributed US$0.3 million, or 0.1%, of the Company’s total revenue, and net loss of US$0.4 million, for the three months ended December 31, 2021. Due to the expansion of the Company's cryptocurrency mining business, the Company does not expect the termination of its online lottery business in Europe to have a material impact on its operational results or financial position.

“We are glad to announce our fourth quarter and full year 2021 financial results, as we continue to execute on our strategy to create value within the cryptocurrency ecosystem,” said Mr. Xianfeng Yang, CEO of BIT Mining. “Over the past year, we completed the migration of our mining machines to new mining sites in North America and Central Asia. We also made significant progress in the construction of our U.S. based data centres, which now provide critical operational efficiencies for our business. Additionally, anticipating Ethereum’s potential to play a pivotal role in the decentralization and tokenization that are driving internet technology innovation, we deployed significant Ethereum computing power in 2021. These deployments have generated positive returns, illustrating our team’s ability to spot industry trends and deploy capital profitably. Looking forward, we plan to continue to enhance our value proposition and further strengthen our mining technology.”

Fourth Quarter 2021 Highlights for Continuing Operations

•	Revenues were US$495.8 million in the fourth quarter of 2021, representing an increase of US$102.7 million from US$393.1 million for the third quarter of 2021, and a sharp increase of US$495.0 million from US$0.8 million for the fourth quarter of 2020. Revenues during the fourth quarter of 2021 primarily consisted of US$472.9 million in revenue contribution from the mining pool business that we began consolidating in our financial statements from April 2021.

•	Operating loss was US$15.0 million in the fourth quarter of 2021, representing a decrease of US$20.0 million from US$35.0 million for the third quarter of 2021, and an increase of US$10.0 million from US$5.0 million for the fourth quarter of 2020.

•	Non-GAAP operating loss[1] was US$12.3 million in the fourth quarter of 2021, as compared with non-GAAP operating loss of US$22.7 million for the third quarter of 2021, and non-GAAP operating loss of US$2.2 million for the fourth quarter of 2020.

•	Net loss attributable to BIT Mining was US$8.8 million in the fourth quarter of 2021, as compared with net loss attributable to BIT Mining of US$29.6 million for the third quarter of 2021, and net loss attributable to BIT Mining of US$5.6 million for the fourth quarter of 2020.

•	Non-GAAP net loss[1] attributable to BIT Mining was US$6.3 million in the fourth quarter of 2021, as compared with non-GAAP net loss attributable to BIT Mining of US$17.3 million for the third quarter of 2021, and non-GAAP net loss attributable to BIT Mining of US$2.7 million for the fourth quarter of 2020.

•	Basic and diluted loss per American Depositary Share (“ADS”) attributable to BIT Mining Limited for the fourth quarter of 2021 was US$0.12.

•	Non-GAAP basic and diluted loss per ADS[1] attributable to BIT Mining Limited for the fourth quarter of 2021 was US$0.09.

Full Year 2021 Highlights for Continuing Operations

•	Revenues were US$1,326.9 million for full year 2021, compared with Revenues of US$2.2 million for full year 2020.

•	Operating loss was US$66.2 million for full year 2021, compared with operating loss of US$17.0 million for full year 2020.

•	Non-GAAP operating loss[1] was US$34.5 million for full year 2021, compared with non-GAAP operating loss of US$8.9 million for full year 2020.

•	Net loss attributable to BIT Mining was US$49.5 million for full year 2021, compared with net loss attributable to BIT Mining of US$23.3 million for full year 2020.

•	Non-GAAP net loss[1] attributable to BIT Mining was US$23.6 million for full year 2021, compared with non-GAAP net loss attributable to BIT Mining of US$11.0 million for full year 2020.

•	Basic and diluted loss per ADS attributable to BIT Mining Limited for full year 2021 was US$0.80.

•	Non-GAAP basic and diluted loss per ADS attributable to BIT Mining Limited for full year 2021 was US$0.38.

1Non-GAAP financial measures exclude the impact of share-based compensation expenses, impairment of long-term investments, deferred tax benefit relating to valuation allowance, gain on previously held equity interest, impairment of property and equipment, impairment of cryptocurrencies, net gain or loss on disposal of cryptocurrencies, changes in fair value of contingent considerations and changes in fair value of derivative instrument. Reconciliations of non-GAAP financial measures to U.S. GAAP financial measures are set forth in the table at the end of this release.

Fourth Quarter 2021 Financial Results for Continuing Operations

Revenues

Revenues were US$495.8 million for the fourth quarter of 2021, representing a sharp increase of US$495.0 million from US$0.8 million for the fourth quarter of 2020 and an increase of US$102.7 million from US$393.1 million for the third quarter of 2021. The year-over-year increase was mainly attributable to the mining pool business that we have consolidated since April 2021. The sequential increase was mainly attributable to an increase of US$16.3 million in cryptocurrency mining business due to deployments of mining machines in Hong Kong and the U.S., as well as an increase of US$86.4 million in revenues from the mining pool business due to rising of market prices of cryptocurrencies. Revenues were mainly comprised of revenues from the mining pool business of US$472.9 million and the cryptocurrency mining business of US$22.1 million.

Operating Costs and Expenses

Operating costs and expenses were US$503.7 million for the fourth quarter of 2021, representing an increase of US$498.0 million from US$5.7 million for the fourth quarter of 2020, and an increase of US$89.5 million or 21.6% from US$414.2 million for the third quarter of 2021. The year-over-year increase was mainly due to a significant increase of US$477.2 million in cost for the allocation to pool participants associated with the mining pool business and an increase of US$9.1 million in depreciation and amortization expense. The sequential increase was mainly due to an increase of US$82.2 million in cost for the allocation to pool participants associated with the mining pool business.

Cost of revenue was US$493.2 million for the fourth quarter of 2021, representing an increase of US$492.6 million from US$0.6 million for the fourth quarter of 2020, and an increase of US$88.4 million or 21.8% from US$404.8 million for the third quarter of 2021. The year-over-year increase was mainly attributable to a significant increase of US$477.2 million in cost for the allocation to pool participants associated with the mining pool business and an increase of US$8.7 million in depreciation and amortization expense. The sequential increase was mainly due to an increase of US$82.2 million in cost for the allocation to pool participants associated with the mining pool business. Cost of revenue was comprised of the direct cost of revenue of US$484.4 million and depreciation and amortization of US$8.8 million. The direct cost of revenue mainly included direct costs relating to (i) the mining pool business of US$477.2 million, (ii) the cryptocurrency mining business of US$2.4 million and (iii) the data center business of US$2.1 million.

Sales and marketing expenses were US$0.3 million for the fourth quarter of 2021, representing an increase of US$0.1 million or 50.0% from US$0.2 million for the fourth quarter of 2020, and an increase of US$0.1 million or 50.0% from US$0.2 million for the third quarter of 2021.

General and administrative expenses were US$9.1 million for the fourth quarter of 2021, representing an increase of US$4.7 million from US$4.4 million for the fourth quarter of 2020, and an increase of US$1.0 million or 12.3% from US$8.1 million for the third quarter of 2021. The year-over-year increase was mainly due to an increase of US$2.0 million in consulting expenses and an increase of US$1.3 million in expenses for employees, relating to our consolidations of (i) Loto Interactive Limited since March 2021, and (ii) the mining pool business since April 2021. The sequential increase was mainly due to an increase of US$0.3 million in transaction expenses relating to the mining pool business and an increase of US$0.2 million in share-based compensation expenses associated with share options granted to the Company’s directors and employees.

Service development expenses were US$1.2 million for the fourth quarter of 2021, representing an increase of US$0.7 million from US$0.5 million for the fourth quarter of 2020, and an increase of US$0.1 million or 9.1% from US$1.1 million for the third quarter of 2021. The year-over-year increase was mainly due to an increase of US$0.7 million in expenses for employees, relating to our consolidations of Loto Interactive Limited and the mining pool business.

Net Gain on Disposal of Cryptocurrencies

Net gain on disposal of cryptocurrencies was US$4.1 million for the fourth quarter of 2021, mainly due to increasing market prices for cryptocurrencies by using first-in-first-out (“FIFO”) to calculate the cost of disposition during the fourth quarter of 2021. Net gain on disposal of cryptocurrencies was US$11.2 million for the third quarter of 2021. There was no such net loss or gain for the fourth quarter of 2020.

Impairment of Cryptocurrencies

Impairment of cryptocurrencies was US$9.3 million for the fourth quarter of 2021, representing a decrease of US$4.3 million from US$13.6 million for the third quarter of 2021, mainly due to impairment provided for cryptocurrency assets held in mining pool business, including cryptocurrencies payable to pool participants as a result of the price fluctuation of cryptocurrencies. There was no such impairment for the fourth quarter of 2020.

Changes in fair value of contingent considerations

Changes in fair value of contingent considerations was US$15.2 million for the fourth quarter of 2021, due to the re-measurement on the fair value of the contingent considerations related to the combination of BTC.com. There was no such amount for the third quarter of 2021 and for the fourth quarter of 2020.

Impairment of Property and Equipment

Impairment of property and equipment was US$9.3 million for the fourth quarter of 2021, mainly due to the closure and demolition of data centers in Sichuan, China. Impairment of property and equipment was US$9.8 million for the third quarter of 2021. There was no such impairment for the fourth quarter of 2020.

Operating Loss

Operating loss was US$15.0 million for the fourth quarter of 2021, compared with operating loss of US$5.0 million for the fourth quarter of 2020, and operating loss of US$35.0 million for the third quarter of 2021.

Non-GAAP operating loss was US$12.3 million for the fourth quarter of 2021, compared with non-GAAP operating loss of US$2.2 million for the fourth quarter of 2020, and non-GAAP operating loss of US$22.7 million for the third quarter of 2021. The year-over-year increase in non-GAAP operating loss was mainly due to increases in revenue and costs of revenue for the mining pool business as mentioned above. The sequential decrease in non-GAAP operating loss was mainly due to the increase in revenue of the cryptocurrency mining business for the fourth quarter of 2021.

Net Loss Attributable to BIT Mining

Net loss attributable to BIT Mining was US$8.8 million for the fourth quarter of 2021, compared with net loss attributable to BIT Mining of US$5.6 million for the fourth quarter of 2020, and net loss attributable to BIT Mining of US$29.6 million for the third quarter of 2021. The sequential decrease in net loss attributable to BIT Mining was mainly due to the changes in fair value of contingent considerations related to combination of BTC.com of US$15.2 million for the fourth quarter of 2021.

Non-GAAP net loss attributable to BIT Mining was US$6.3 million for the fourth quarter of 2021, compared with non-GAAP net loss attributable to BIT Mining of US$2.7 million for the fourth quarter of 2020, and non-GAAP net loss attributable to BIT Mining of US$17.3 million for the third quarter of 2021. The year-over-year increase in non-GAAP operating loss was mainly due to the inclusion of revenue and the costs of revenue for the mining pool business as mentioned above. The sequential decrease in non-GAAP operating loss was mainly due to the increase in revenue of the cryptocurrency mining business for the fourth quarter of 2021.

Fourth Quarter 2021 Financial Results for Discontinued Operations

Net Loss from Discontinued Operations, Net of Taxes

Net gain from discontinued operations, net of taxes was nil for the fourth quarter of 2021, compared with net loss from discontinued operations, net of taxes of US$3.0 million for the fourth quarter of 2020, and net loss from discontinued operations, net of taxes of US$6.7 million for the third quarter of 2021. The Company disposed of its Chinese lottery-related business and terminated all of its lottery business-related VIE contracts in July 2021. The comparative financial information for the three months ended September 30, 2021 and December 31, 2020 have been reclassified to reflect the disposal of VIE subsidiaries as a discontinued operation. The sequential increase was mainly due to the disposal loss of such VIE subsidiaries as discontinued operations, net of taxes of US$6.7 million for the third quarter of 2021.

Cash and Cash Equivalents and Restricted Cash

As of December 31, 2021, the Company had cash and cash equivalents of US$17.7 million and restricted cash2 of US$0.1 million, compared with cash and cash equivalents of US$34.4 million and restricted cash of US$0.2 million as of September 30, 2021.

Cryptocurrency Assets

As of December 31, 2021, the Company had cryptocurrency assets of US$55.1 million, the equivalent of 450 Bitcoins, 5,931 Ethereum, 51.8 million Dogecoins and various other cryptocurrency assets, including those generated from the mining pool business and the cryptocurrency mining business.

2Restricted cash represent deposits in merchant banks yet to be withdrawn.

About BIT Mining Limited

BIT Mining (NYSE: BTCM) is a leading technology-driven cryptocurrency mining company, with a long-term strategy to create value across the cryptocurrency industry. Its business covers cryptocurrency mining, mining pool, and data center operation. The Company owns the world's top blockchain browser BTC.com and the comprehensive mining pool business operated under BTC.com, providing multi-currency mining services including BTC, ETH and LTC. The Company has also entered into a definitive agreement to acquire a 7-nanometer cryptocurrency mining machine manufacturer, Bee Computing, to complete the Company's vertical integration with its supply chain, increase its self-sufficiency and strengthen its competitive position.

Safe Harbor Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates”, “target”, “going forward”, “outlook” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

About Non-GAAP Financial Measures

To supplement the Company’s financial results presented in accordance with U.S. GAAP, the Company uses non-GAAP financial measures, which are adjusted from results based on U.S. GAAP to exclude share-based compensation expenses, impairment of long-term investments, deferred tax benefit relating to valuation allowance, gain on previously held equity interest, impairment of property and equipment, impairment of cryptocurrencies, net gain or loss on disposal of cryptocurrencies, changes in fair value of contingent considerations and changes in fair value of derivative instrument relating to valuation allowance in the Company’s consolidated affiliated entities. Reconciliations of non-GAAP financial measures to U.S. GAAP financial measures are set forth in table at the end of this release, which provide more details on the non-GAAP financial measures.

Non-GAAP financial information is provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the historical and current financial performance of the Company’s continuing operations and prospects for the future. Non-GAAP financial information should not be considered a substitute for or superior to U.S. GAAP results. In addition, calculations of this non-GAAP financial information may be different from calculations used by other companies, and therefore comparability may be limited.

For more information:

BIT Mining Limited

ir@btcm.group

Ir.btc.com

www.btcm.group

The Piacente Group, Inc.

Brandi Piacente

Tel: +1 (212) 481-2050

Email: BITMining@thepiacentegroup.com

BIT Mining Limited

Condensed Consolidated Balance Sheets

(Amounts in thousands of U.S. dollars ("US$"), except for number of shares)

	December 31, 2020* (recast)	December 31, 2021
	US$	US$
	Audited	Unaudited
ASSETS
Current assets:
Cash and cash equivalents	47,307	17,670
Restricted cash	587	134
Accounts receivable	-	737
Prepayments and other current assets	1,562	25,371
Cryptocurrency assets	-	55,077
Current assets for discontinued operations	2,016	-
Total current assets	51,472	98,989

Non-current assets:
Property and equipment, net	997	72,891
Intangible assets, net	240	76,583
Deposits	162	99
Long-term investment	14,056	10,051
Right-of-use assets	1,429	6,968
Amounts due from related party - non-current	-	9,046
Other non-current assets	87	609
Goodwill	-	26,569
Non-current assets for discontinued operations	3,660	-
Total non-current assets	20,631	202,816

TOTAL ASSETS	72,103	301,805

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	-	56,726
Amounts due to related parties	-	8,021
Accrued payroll and welfare payable	171	489
Accrued expenses and other current liabilities	7,498	15,203
Income tax payable	84	498
Operating lease liabilities - current	569	2,173
Current liabilities for discontinued operations	2,960	-
Total current liabilities	11,282	83,110

Non-current liabilities:
Deferred tax liabilities, non-current	-	4,596
Operating lease liabilities - non-current	890	4,979
Non-current liabilities for discontinued operations	81	-
Total non-current liabilities	971	9,575

TOTAL LIABILITIES	12,253	92,685

Shareholders’ Equity:
Class A ordinary shares, par value US$0.00005 per share, 700,000,000 and 1,599,935,000 shares authorized as of December 31, 2020 and December 31, 2021, respectively; 430,127,692 and 710,078,070 shares issued and outstanding as of December 31, 2020 and December 31, 2021, respectively	22	36
Class A preference shares, par value US$0.00005 per share;0 and 65,000 shares authorized as of December 31, 2020 and December 31, 2021; 0 and 65,000 shares issued and outstanding as of December 31, 2020 and December 31, 2021, respectively	-	-
Class B ordinary shares, par value US$0.00005 per share; 300,000,000 and 400,000,000 shares authorized as of December 31, 2020 and December 31, 2021,respectively; 99 shares issued and outstanding as of December 31, 2020 and December 31, 2021	-	-
Additional paid-in capital	412,364	590,567
Treasury shares	(21,604)	(21,604)
Accumulated deficit and statutory reserve	(324,351)	(382,624)
Accumulated other comprehensive loss	(4,598)	(2,407)
Total BIT Mining Limited shareholders’ equity	61,833	183,968
Noncontrolling interests	(1,983)	25,152
Total shareholders' equity	59,850	209,120

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	72,103	301,805

* The Company has changed its reporting currency from Renminbi ("RMB") to U.S dollars (“USD”) for the period commencing July 1, 2021. Prior periods’ comparative financial information has been recast as if the Company always used USD as its reporting currency.

BIT Mining Limited

Condensed Consolidated Statements of Comprehensive Loss

(Amounts in thousands of U.S. dollars (“US$”),

 except for number of shares, per share (or ADS) data)

	Three Months Ended			Twelve Months Ended
	December 31, 2020*	September 30, 2021	December 31, 2021	December 31, 2020*	December 31, 2021
	US$	US$	US$	US$	US$
	Unaudited	Unaudited	Unaudited	Audited	Unaudited
Revenues	824	393,093	495,758	2,167	1,326,856

Operating costs and expenses:
Cost of revenue	(558)	(404,826)	(493,163)	(2,016)	(1,325,250)
Sales and marketing expenses	(248)	(226)	(271)	(1,148)	(951)
General and administrative expenses	(4,416)	(8,120)	(9,079)	(14,330)	(25,760)
Service development expenses	(494)	(1,057)	(1,207)	(1,941)	(3,155)
Total operating costs and expenses	(5,716)	(414,229)	(503,720)	(19,435)	(1,355,116)
Other operating income	4	4	608	534	658
Government grant	6	-	-	21	-
Other operating expenses	(123)	(4,592)	(8,280)	(273)	(13,306)
Net gain on disposal of cryptocurrencies	-	11,239	4,112	-	6,717
Impairment of cryptocurrencies	-	(13,552)	(9,342)	-	(31,757)
Changes in fair value of derivative instrument	-	2,860	-	-	3,696
Changes in fair value of contingent considerations	-	-	15,182	-	15,182
Impairment of property and equipment	-	(9,820)	(9,286)	-	(19,106)
Operating loss from continuing operations	(5,005)	(34,997)	(14,968)	(16,986)	(66,176)
Other income, net	-	84	230	42	594
Interest income	31	19	-	242	56
Interest expense	-	(66)	-	-	(775)
Gain (loss) from equity method investments	(588)	24	(349)	(1,865)	(1,184)
Gain on previously held equity interest	-	-	-	-	5,500
Impairment of long-term investments	-	-	-	(4,787)	-
Gain from disposal of subsidiaries	-	17	91	-	234
Loss before income tax	(5,562)	(34,919)	(14,996)	(23,354)	(61,751)
Income tax benefit	-	-	242	30	242
Net loss from continuing operations	(5,562)	(34,919)	(14,754)	(23,324)	(61,509)
Loss from discontinued operations , net of applicable income taxes	(2,909)	(47)	-	(8,779)	(2,224)
Loss on disposal of discontinued operations, net of applicable income taxes	-	(6,697)	-	-	(6,697)
Net loss from discontinued operations, net of applicable income taxes	(2,909)	(6,744)	-	(8,779)	(8,921)
Net loss	(8,471)	(41,663)	(14,754)	(32,103)	(70,430)
Less: Net loss attributable to noncontrolling interest from continuing operations	-	(5,302)	(5,982)	-	(11,978)
Less: Net income (loss) attributable to noncontrolling interest from discontinued operations	(11)	-	-	309	(179)
Less: Net income (loss) attributable to noncontrolling interests	(11)	(5,302)	(5,982)	309	(12,157)
Net loss attributable to BIT Mining Limited	(8,460)	(36,361)	(8,772)	(32,412)	(58,273)
Other comprehensive income (loss)
Share of other comprehensive income (loss) of an equity method investee	-	-	-	(177)	631
Reclassification into loss from equity method investments	-	-	-	-	131
Foreign currency translation (loss) gain	(1,380)	537	627	(2,597)	2,028
Other comprehensive income (loss), net of tax	(1,380)	537	627	(2,774)	2,790
Comprehensive loss	(9,851)	(41,126)	(14,127)	(34,877)	(67,640)
Less: Comprehensive income (loss) attributable to noncontrolling interests	(11)	(5,268)	(5,417)	309	(11,558)
Comprehensive loss attributable to BIT Mining Limited	(9,840)	(35,858)	(8,710)	(35,186)	(56,082)

Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	430,018,184	692,417,296	707,716,805	430,011,263	622,337,974
Diluted	430,018,184	692,417,296	707,716,805	430,011,263	622,337,974

Losses per share attributable to BIT Mining Limited-Basic and Diluted
Net loss from continuing operations	(0.01)	(0.04)	(0.01)	(0.06)	(0.08)
Net loss from discontinued operations	(0.01)	(0.01)	-	(0.02)	(0.01)
Net loss	(0.02)	(0.05)	(0.01)	(0.08)	(0.09)

Losses per ADS** attributable to BIT Mining Limited-Basic and Diluted
Net loss from continuing operations	(0.13)	(0.43)	(0.12)	(0.55)	(0.80)
Net loss from discontinued operations	(0.07)	(0.10)	-	(0.20)	(0.14)
Net loss	(0.20)	(0.53)	(0.12)	(0.75)	(0.94)

*The Company has changed its reporting currency from Renminbi ("RMB") to U.S dollars (“USD”) for the period commencing July 1, 2021. Prior periods’ comparative financial information has been recast as if the Company always used USD as its reporting currency.

** American Depositary Shares, which are traded on the NYSE. Each ADS represents ten Class A ordinary shares of the Company.

BIT Mining Limited

Reconciliation of non-GAAP results of operations measures to the nearest comparable GAAP measures

(Amounts in thousands of U.S. dollars (“US$”),

except for number of shares, per share (or ADS) data)

	Three Months Ended			Twelve Months Ended
	December 31, 2020*	September 30, 2021	December 31, 2021	December 31, 2020*	December 31, 2021
	US$	US$	US$	US$	US$
	Unaudited	Unaudited	Unaudited	Audited	Unaudited
Operating loss from continuing operations	(5,005)	(34,997)	(14,968)	(16,986)	(66,176)
Adjustment for share-based compensation expenses	2,833	3,040	3,344	8,047	6,446
Adjustment for impairment of property and equipment	-	9,820	9,286	-	19,106
Adjustment for impairment of cryptocurrencies	-	13,552	9,342	-	31,757
Adjustment for net gain on disposal of cryptocurrencies	-	(11,239)	(4,112)	-	(6,717)
Adjustment for changes in fair value of derivative instrument	-	(2,860)	-	-	(3,696)
Adjustment for changes in fair value of contingent considerations	-	-	(15,182)	-	(15,182)
Adjusted operating loss from continuing operations (non-GAAP)	(2,172)	(22,684)	(12,290)	(8,939)	(34,462)

Net loss attributable to BIT Mining Limited from continuing operations	(5,562)	(29,617)	(8,772)	(23,324)	(49,531)
Net loss attributable to BIT Mining Limited from discontinued operations	(2,898)	(6,744)	-	(9,088)	(8,742)
Net loss attributable to BIT Mining Limited	(8,460)	(36,361)	(8,772)	(32,412)	(58,273)
Adjustment for share-based compensation expenses	2,833	3,040	3,344	8,047	6,446
Adjustment for impairment of long-term investments	-	-	-	4,787	-
Adjustment for deferred tax benefit relating to valuation allowance	(9)	-	(242)	(531)	(242)
Adjustment for gain on previously held equity interest	-	-	-	-	(5,500)
Adjustment for impairment of property and equipment	-	9,820	9,286	-	19,106
Adjustment for impairment of cyptocurrencies	-	13,552	9,342	-	31,757
Adjustment for net gain on disposal of cryptocurrencies	-	(11,239)	(4,112)	-	(6,717)
Adjustment for changes in fair value of contingent considerations	-	-	(15,182)	-	(15,182)
Adjustment for changes in fair value of derivative instrument	-	(2,860)	-	-	(3,696)
Adjusted net loss attributable to BIT Mining Limited from continuing operations (non-GAAP)	(2,738)	(17,304)	(6,336)	(11,021)	(23,559)
Adjusted net loss attributable to BIT Mining Limited from discontinued operations (non-GAAP)	(2,898)	(6,744)	-	(9,088)	(8,742)
Adjusted net loss attributable to BIT Mining Limited (non-GAAP)	(5,636)	(24,048)	(6,336)	(20,109)	(32,301)

Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	430,018,184	692,417,296	707,716,805	430,011,263	622,337,974
Diluted	430,018,184	692,417,296	707,716,805	430,011,263	622,337,974

Losses per share attributable to BIT Mining Limited (non-GAAP)-Basic and Diluted
Net loss from continuing operations (non-GAAP)	(0.00)	(0.02)	(0.01)	(0.03)	(0.04)
Net loss from discontinued operations (non-GAAP)	(0.01)	(0.01)	-	(0.02)	(0.01)
Net loss (non-GAAP)	(0.01)	(0.03)	(0.01)	(0.05)	(0.05)

Losses per ADS** attributable to BIT Mining Limited (non-GAAP)-Basic and Diluted
Net loss from continuing operations (non-GAAP)	(0.06)	(0.25)	(0.09)	(0.26)	(0.38)
Net loss from discontinued operations (non-GAAP)	(0.07)	(0.10)	-	(0.21)	(0.14)
Net loss (non-GAAP)	(0.13)	(0.35)	(0.09)	(0.47)	(0.52)

*The Company has changed its reporting currency from Renminbi ("RMB") to U.S dollars (“USD”) for the period commencing July 1, 2021. Prior periods’ comparative financial information has been recast as if the Company always used USD as its reporting currency.

** American Depositary Shares, which are traded on the NYSE. Each ADS represents ten Class A ordinary shares of the Company.